UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                           SCHEDULE 14F-1


                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER


                  Trezac International Corporation
                 ----------------------------------
                    (Exact name of registrant as
                 specified in its corporate charter)

                            0-25891
                       ------------------
                       Commission File No.


                     Texas                76-0270330
                ------------          ------------------
           (State of Incorporation)   (IRS Employer
                                      Identification No.)


          1240 South Parker Road, Suite 203, Denver, CO  80231
          ----------------------------------------------------
               (Address of principal executive offices)

                             303-283-6368
           ----------------------------------------------------
           (Registrant's telephone number, including area code)

                     TREZAC INTERNATIONAL CORPORATION
                    INFORMATION STATEMENT PURSUANT TO
                     SECTION 14(f) OF THE SECURITIES
             EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

This Information Statement is being delivered on or about June 16, 2003 to the holders of shares of common stock, par value $0.0001 per share (the "Common Stock") of Trezac International Corporation, a Texas corporation ("Trezac" or the "Company"). On January 22, 2003, the Company, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Millagro, SRL a Moldovan corporation, ("Millagro"). The Purchase Agreement anticipates that the Company will purchase 100% of the issued and outstanding capital shares of Millagro. As a condition to the Closing on May 29, 2003 (the "Effective Date"), under the Stock Purchase Agreement, the Company's current Board of Directors (the "Current Board") will appoint Esper Gullatt, Jr. to serve as Chief Financial Officer and a member of the Company's Board of Directors, Iurie Bordian as Chief Operating Officer and a member of the Company's Board of Directors, Constantin Volnitchi to serve as Senior Vice President and a member of the Company's Board of Directors, and Ruslan Romanciuc to serve as Senior Vice President of Operations and a member of the Company's Board of Directors to be effective ten days after the delivery of this Information Statement. Following the effective date, Paul Taylor, Esper Gullatt, Jr., Iurie Bordian, Constantin Volnitchii and Ruslan Romanciuc will constitute all of the members of the board of directors of the Company.

Esper Gullatt, Jr., Iurie Bordian, Constantin Volnitchii and Ruslan Romanciuc will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.  Voting Securities of the Company

On May 1st, 2003, there were 8,420,408 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the shares of Company's outstanding common stock after the acquisition of Millagro as of May 29, 2003 (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding shares of Common Stock, (ii) each director of the Company, (iii) the executive officers of the Company, and (iv) by all directors and executive officers of the Company as a group, prior to and upon completion of this Offering. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person and can be contacted at the address of the Company.

                             Number of shares of           Percent of
                             common stock                  common stock
                             beneficially                  beneficially
Name of                      owned or right                owned or right
Beneficial Owner             to direct vote                to direct vote (1)
---------------------        -----------------------       ------------------
Mr. Iurie Bordian(2)             97,968,750                    68.9%
Chief Operating Officer
Director

Mrs. Iulia Bordian(3)             5,156,250                     3.6%

Paul Taylor(4)(5)                10,144,171(5)                  7.1%
CEO, Chairman

Esper Gullatt, Jr.(6)             8,308,153                     5.8%
Chief Financial Officer
Director

Constantin Volnitchi (7)            500,000                     0.3%
Director

Ruslan Romanciuc (8)              3,000,000                     2.1%
Director


                                ------------------------------------
Totals:                         125,077,324                    87.8%

All officers and directors      119,921,074                    84.2%
as a group (5 persons)
______________________


(1) Such figures are based upon 142,039,696 shares of our common stock outstanding after the acquisition of Millagro SRL, as of May 29, 2003.

(2) Iurie Bordian, MD-3003, Soroca, mun Soroca, str. Budde Feofania, 15. Republic of Moldova. These shares are being issued to Iurie Bordian, as part of the Millagro acquisition. These 97,968,750 shares are subject to a two-year lock-up agreement. Such figure does not include Iurie Bordian's children, Nicolina Bordian who will receive 3,000,000 restricted shares subject to a one-year lock-up agreement and Vadim Bordian who will receive 3,000,000 restricted shares subject to a one-year lock-up agreement.

(3) Iulia Bordian, MD-3003, Soroca, mun Soroca, str. Budde Feofania, 15. Republic of Moldova. These 5,156,250 shares are being issued to Iulia Bordian, as part of the Millagro acquisition. These shares are subject to a two-year lock-up agreement.

(4)  Paul Taylor, office:  105 Sechaver. Chisinau Republic of Moldova.

(5) Mr. Taylor was issued 1,875,000 on October 11, 2002, for services rendered to Trezac Corp. Prior to October 11, 2002, Mr. Taylor directly owned 62,271 shares of Common Stock which were issued to Mr. Taylor in connection with the issuance of a promissory note from Mr. Taylor and the Plan of Reorganization and Acquisition in December 2000. Such figure does not include 163 shares owned by Mr. Taylor's wife and does include 163 shares owned by Mr. Taylor's child in connection with the Plan or Reorganization and Acquisition entered in December 2000. This number does include 8,206,900 shares Mr. Taylor is scheduled to receive pursuant to the completion of the acquisition of Millagro SRL, these 8,206,900 shares are subject to a two-year lock-up agreement.

(6) Esper Gullatt, Jr. office: 1240 South Parker Road, Suite 203, Denver, CO 80231. This number does not include 1,979 shares owned by Rosalind Gullatt. This number does include 8,206,900 shares Mr. Gullatt is scheduled to receive pursuant to the completion of the acquisition of Millagro SRL, these 8,206,900 shares are subject to a two-year lock-up agreement.

(7) Constantin Volnitchi, str. Mihai Eminescu 7, Soroca 3000, Moldova. All 500,000 of these shares are subject to a one year lock-up agreement.

(8) Ruslan Romanciuc, str. Pr. Moscovei 13, apt. 27, Chisinau 2068, Moldova. All 3,000,000 of these shares are subject to a one-year lock-up agreement.


3.  Changes in Control

On January 22, 2003, the Company and Millagro entered into the Stock Purchase Agreement, pursuant to which Trezac would acquire 100% of the outstanding shares of common stock of Millagro. Consideration for the acquisition is the exchange of Trezac common shares for Millagro shares on a share for share basis. On May 29, 2003, the Registrant acquired 100% of the issued and outstanding shares of Millagro SRL in exchange for 103,125,000 shares of the Registrant's common stock. Prior to the Acquisition, there are 8,420,408 shares of the Registrant's common stock outstanding. After the Acquisition there will be 142,039,696 shares issued and outstanding. The number includes 103,125,000 for the Millagro SRL Acquisition, plus 30,494,288 shares to consultants and directors of the Company. The completion and closing of the Agreement is subject to an audit of Millagro's revenues and assets for fiscal year 2001 and 2002 to US GAAP accounting and auditing standards. Pursuant to the terms of the Agreement, the Company will acquire all of the issued and outstanding shares of capital stock of Millagro from the Millagro Shareholders in exchange for newly issued restricted shares of the Company's common stock valued in United States Dollars at $8,250,000.

As part of the acquisition, at the closing, the Company's Board of Directors will appoint Iurie Bordian as Chief Operating Officer and a member of the Company's Board of Directors, and Esper Gullatt Jr. as Chief Financial Officer and a member of the Company's Board of Directors, Ruslan Romanciuc is appointed Senior Vice President and a member of the Company's Board of Directors and Constantin Volnitchii is appointed Senior Vice President and a member of the Company's Board of Directors.

4.  Directors and Executive Officers

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Current Executive Officers and Directors:

Name                     Age       Position with Registrant
----                     ---       ------------------------

Paul Taylor              44       President and Director

Esper Gullatt, Jr.       44       CFO, Director


Proposed Executive Officers and Directors:


Name                     Age       Position with Registrant
----                     ---       ------------------------

Iurie Bordian            45       Chief Operating Officer, Director

Ruslan Romanciuc         23       Director and Senior VP Operations

Constantin Volnitchi     42       Director and Senior VP Operations



Set forth below is a brief description of the background and business experience of each of our existing and proposed executive officers and directors for the past five years.

Paul Taylor - Chairman, Chief Executive Officer, President, Secretary and Treasurer

Paul Taylor has served as our Chairman, Chief Executive Officer, President Secretary, and Treasurer since April 2000. Since August 2000 Mr. Taylor has also served as a director of FCOM, Inc. From 1999 through 2000, Mr. Taylor worked for a venture capital firm in New York, E-nginuty LLC and from 1998 through 1999 worked for Traughtman Wasserman and Co., a New York broker-dealer. From 1995 to 1998, Mr. Taylor co-founded Hyde Park Advisors and served as a principal of Hyde Parks Advisors a NASDAQ member, broker dealer affiliate of Regency Capital Partners. From 1993 to 1995, Mr. Taylor served as a Vice President of W. J. Nolan and Company; a New York based Bond Brokerage House. From 1990 to 1993, Mr. Taylor co-founded the BGL Offshore Fund.

Esper Gullatt, Jr. - Chief Financial Officer, Director

Esper Gullatt, Jr. was appointed a Director in the Company on January 9, 2003. Mr. Gullatt shall oversee and direct all activities related to the Auditing and Accounting processes of the Company, as well as oversight of all Auditing and Accounting processes in the Company's subsidiaries. Mr. Gullatt, has served as a consultant to the Company since July, 2001. On January 9, 2003, he was appointed Director of the Company. For the period from October, 2000 through July, 2001, Mr. Gullatt worked for FCOM providing business development services. From March 1999 through October 2000, Mr. Gullatt worked for
Telecom Wireless Corporation as Executive Vice President Business Operations. From July 1998 to March, 1999 Mr. Gullatt served as the Chief Executive Officer for Capstone Group Corporation located in Englewood Colorado and he served as the Chief Financial Officer for Data Cellular Computer Solutions from October 1995 through July, 1998. In February, 2002, the Company entered into an agreement with Esper Gullatt, Jr. for a twelve month period whereby Mr. Gullatt's responsibilities include providing consulting services related to the financial preparation of MarketCentral.net Corp and/or our subsidiaries. For his services the Company agreed to issue to Mr. Gullatt a fee of 7,500 (reflects July 25, 2002 reverse stock split) restricted shares of its common stock.


Iurie Bordian - Chief Operating Officer, Director

Iurie Bordian recruited to the position of COO of Trezac in May, 2003.
From 2002 to 2003 he co-founded MILLAGRO SRL in Moldova and serves as CEO and Director General. In 2002, he was Director General of MA-VEST SRL, in Moldova. From 1998 to 2000 he was CFO and Financial Director of MA-VEST SRL, Moldova. From 1994-1998 he was Chief Legal Department of "MA-VEST" SRL. From 1992-1994 he worked in the State Control Department of the Republic of Moldova as Chief of its District Branch in the District of Soroca. From 1990-1992 he was on the City Council in the District of Soroca From 1988-1990 he was legal counselor for the Ministry of Internal Affairs of the Republic of Moldova Investigator (Economic and Financial offences) From 1985-1990 Public Prosecutor's Office Republic of Moldova, Chief Investigator. From 1983-1985 District Trade Association - District of Soroca, Legal Counselor. Education:
1978-1983 State University of Moldova, University Cluj-Napoca, Romania Specialization - Financial Law. His language skills include: Romanian - native; Russian, French - fluent. Some English.

Ruslan Romanciuc - Director and Senior VP Operations

June 2001 - Present Millagro SRL. Manager Analytical-Economic Department
2001 Graduated International Management Institute, Finance Faculty
Strong language skills include: Romanian - native; Russian, French - fluent, English - fluent.


Constantin Volnitchi - Director and Senior VP Operations

Jan. 2003 - Present SRL Millagro as General Director
1997 - 2003 Chief of the State Security Department of Soroca district
1989 - 1997 1st assistant of the Chief of Police Department Soroca district 1984 - 1989 Studied Law at Superior Military School, Law Faculty, Saint-Petersburg

Term of Office

The new Directors are appointed for a one-year term to hold office until the annual general meeting of shareholders or until removed from office in accordance with our bylaws. The officers are appointed by the board of directors and hold office until removed by the board.

5.  Legal Proceedings Involving Directors and Executive Officers

From time to time, the Registrant is involved as a plaintiff or defendant in various legal actions arising in the normal course of business. The Registrant does not anticipate any material liability as a result of such litigation.

Trezac's subsidiary, FCOM, Inc. and its President have been named as Defendants in a suit filed November 4, 2001 in the Superior Court of the State of Colorado for County of Denver by a stockholder who purchased 100,000 shares of FCOM for $50,000. The shareholder alleges his investment in the Company was based on improper information. This shareholder seeks the return of his investment as well as punitive damages and legal expenses from the defendants.

6.  Certain Relationships And Related Transactions

Except as disclosed herein, none of the Company's directors or officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all of the Company's outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.


7.  Compliance with Section 16(A) Of the Securities Exchange Act Of 1934

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:


                                  Number    Transactions     Known Failures
                                 Of late    Not Timely       To File a
Name and principal position      Reports    Reported         Required Form
---------------------------      -------   ---------------   --------------
Paul Taylor, President                 2            0             0
Esper Gullatt, Jr.                     0            0             0
Iurie Bordian                          0            0             0
Ruslan Romanciuc                       0            0             0
Constantin Volnitchi                   0            0             0

8.  Executive Compensation

The following table sets forth certain information as to our officers and directors.
Annual Compensation Table



                           SUMMARY COMPENSATION TABLE
                             Long-Term Compensation
                          -----------------------------
          Annual Compensation                 Awards        Payouts
        ---------------------                 ------        -------
Name and                                     Restricted
Principal                                    Stock
Position(s)             Year     Salary($)        Bonus($)       Other
Paul Taylor             2002      $125,000         0
Paul Taylor             2003      $185,000         0               (1)
   President
   Director
Esper Gullatt, Jr.      2003      $168,000         0               (2)
   CFO
   Director
Iurie Bordian           2003             0         0               (3)
   Chief Operating Officer
   Director
Ruslan Romanciuc        2003             0         0               (4)
   Director
   Senior VP Operations
Constantin Volnitchi    2003             0         0               (5)
   Director
   Senior VP Operations



As part of the Millagro SRL Acquisition, the following restricted common stock was issued:

(1) Paul Taylor, 8,206,900 shares
(2) Esper Gullatt, Jr., 8,206,900 shares
(3) Iurie Bordian, 97,968,750 shares
(4) Ruslan Romanciuc, 3,000,000 shares
(5) Constantin Volnitchi, 500,000 shares.


Stock Option Grants

We did not grant any stock options to the executive officers during the period ended May 31, 2003.

Dated: June 12, 2003                       Trezac International Corporation
       -------------
                                           /s/ Paul Taylor
                                           --------------------------------
                                               Paul Taylor
                                               President

	2